May 7, 2019

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada
Jim Rosenberg
Christine Westbrook
Mary Beth Breslin

Re:	Trevi Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 6, 2019
File No. 333-230745

Ladies and Gentlemen:

On behalf of Trevi Therapeutics, Inc. (the “Company”), we are responding to the comment contained in the letter dated May 6, 2019 (the “Letter”) from the staff (the “Staff”) of the Office of Healthcare & Insurance in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer, relating to Amendment No. 2 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement and is filing a third amendment to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter.

The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the response is keyed to the numbering of the comment and the heading used in the Letter. Page numbers referred to in the response reference page numbers in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2019

Form S-1/A Filed May 6, 2019

Prospectus Summary

The Offering

Common stock offered in the concurrent private placement, page 8

1.

We note you have stated the number of shares outstanding after the offering assuming completion of the proposed concurrent private placement. Please revise your disclosure here and elsewhere in your registration statement, including the Summary Consolidated Financial Data, Use of Proceeds, Capitalization and Dilution sections, to remove the stated dollar and share impact of the concurrent private placement that assumes its completion. In this regard, the completion of the proposed concurrent private placement is not considered factually supportable.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus, on pages 7, 8, 9 and 11 of the Amended Registration Statement and throughout the rest of the Amended Registration Statement where applicable.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

Enclosures

cc:	Jennifer L. Good, Trevi Therapeutics, Inc.